                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 DIRECT Rx, INC.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

             Ohio                                            34-1711778
----------------------------------------        --------------------------------
 (State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization                                Identification No.)

5905-A Hampton Oaks Parkway
 Tampa, Florida                                                      33610
----------------------------------------        --------------------------------
(Address of principal executive offices)                            (Zip Code)

Issuers's telephone number                     813-628-0804
                          ------------------------------------------------------

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                      Name of each exchange on which
         to be so registered                      Each class is to be registered

---------------------------------------         --------------------------------

---------------------------------------         --------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

                              Common Capital Stock
--------------------------------------------------------------------------------
                                (Title of class)

--------------------------------------------------------------------------------
                                (Title of class)

                                TABLE OF CONTENTS

                                     PART I

ITEM 1.  BUSINESS.................................................................................................4

         A.  Company..............................................................................................4
         B.  Wholly-Owned Subsidiary..............................................................................4
         C.  Industry Segments....................................................................................5
         D.  Employees............................................................................................6
         E.  Future Plans.........................................................................................6

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS...............................................6

         A.  Management's Discussion and Analysis.................................................................6
                  1.  Company Business and Changes................................................................6
                  2.  Last Eighteen Months of Operations..........................................................7
                  3.  Liquidity and Capital Resources.............................................................8
         B.  Selected Financial Data..............................................................................8
                  1.  Quarterly Data..............................................................................8
                  2.  Monthly Data................................................................................8

ITEM 3.  PROPERTIES...............................................................................................9

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
           OWNERS AND MANAGEMENT..................................................................................9

         A.  Security Ownership of Certain beneficial Owners......................................................9
         B.  Security Ownership of Management....................................................................10
         C.  Outstanding Options and Conversion Rights...........................................................11

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS........................................................................13

         A.  Company.............................................................................................13
         B.  Nu-Wave.............................................................................................13
         C.  Summary of Background and Experience of Executive Officers and Key Personnel.........................14

ITEM 6.  EXECUTIVE COMPENSATION..................................................................................15

         A.  Directors...........................................................................................15
         B.  Executive Officers..................................................................................15

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..........................................................17

ITEM 8.  DESCRIPTION OF SECURITIES...............................................................................17

                                                              PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
         COMMON EQUITY AND RELATED SHAREHOLDER MATTERS...........................................................18

ITEM 2.  LEGAL PROCEEDINGS.......................................................................................18

ITEM 3.  CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS
         AND FINANCIAL DISCLOSURE................................................................................19

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.................................................................19

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS...............................................................20

                                                             PART F/S

FINANCIAL STATEMENTS.............................................................................................21

                                                             PART III

ITEM 1.  INDEX TO EXHIBITS.......................................................................................21

ITEM 2.  DESCRIPTION OF EXHIBITS.................................................................................21

SIGNATURES.......................................................................................................22

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

         A.  COMPANY.

Direct Rx, Inc. ("Company"), an Ohio corporation, was incorporated on June 30, 1992. It was originally formed to pursue business opportunities in the sale of pharmaceuticals, drug items and medications both from a retail pharmacy and from orders obtained by mail or phone and delivered directly to consumers. Currently, the Company is engaged in the mail order business of diabetic equipment and supplies and, through its wholly-owned subsidiary, in the business of creating, manufacturing and packaging of non-prescription medications and health products on an international basis. The Company is a "small business issuer" for purposes of disclosure and filings under the Securities Act of 1933 and the Securities Exchange Act of 1934.

In August, 1992, the Company purchased the assets of Vern's Pharmacy, Inc. ("Pharmacy") and was engaged in the retail pharmacy business. Due to negative competitive conditions, the retail pharmacy business was discontinued on April 30, 1995, and sold on August 15, 1995. In December, 1992, the Company acquired Diabetes Supplies of Texas, Inc., a Houston, Texas based provided of diabetic products through mail order sales. The Company continued to and is currently providing a broad range of equipment and supplies to diabetics on a mail order basis.

The principal office of the Company is currently located at 5905-A Hampton Oaks Parkway, Tampa, Florida, the location at which the offices of its wholly-owned subsidiary is located. See"B. WhollyOwned Subsidiary" below. The mail order Diabetic Supplies division of the Company is operated out of its offices located at 275 Curry Hollow Road, Pittsburgh, Pennsylvania.

Since April, 1995, when the Company discontinued the retail pharmacy business, the principal business of the Company, other than the business of its wholly-owned subsidiary, has been the mail-order sale of diabetic supplies and equipment for use in measuring and controlling blood sugar levels. The primary products are testing meters and strips. The Company also sells a variety of associated products, such as transfer pipets, glucose tablets and specially prepared food items for diabetics.

         B.  WHOLLY-OWNED SUBSIDIARY.

Nu-Wave Health Products, Inc. ("Nu-Wave") is a wholly-owned subsidiary corporation of the Company. Nu-Wave was incorporated on May 1, 1995, as a Florida corporation under the name of Solstice, Inc. Pursuant to amended Articles of Incorporation, its name was changed to Nu-Wave on September 25, 1995.

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



On September 15, 1995, Nu-Wave purchased the assets of Ayur, Inc., a non-prescription health product manufacturer for $32,700, $16,700 in cash and $16,000 pursuant to an unsecured promissory note. As of the date hereof, the promissory note has been paid in full.

The principal office of Nu-Wave also is currently located at 5905-A Hampton Oaks Parkway, Tampa, Florida.

In September, 1995, the Company acquired 80% of the issued and outstanding common capital stock of Nu-Wave. As of July 15, 1997, the Company issued 100,000 shares of its common capital stock to the other four (4) shareholders of Nu-Wave in exchange for the 20 shares of common capital stock of Nu-Wave, which constituted the remaining 20% of the issued and outstanding common capital stock of Nu-Wave, resulting in the Company then owning 100% of Nu-Wave.

Nu-Wave is in the business of creating, manufacturing and packaging of non-prescription medications and health products on an international basis. These products include nutritional supplements, over-the-counter pharmaceuticals, cosmetics, extracts, lotions, creams, gels, liquids, powders, capsules and tablets. Depending upon the specific needs of the customer, the products are manufactured in bulk or packaged under private label. Although Nu-Wave has customers on an international basis, the highest concentration of its customer currently are located in the State of Florida. As of March 31, 1997, three (3) customers represent approximately eight-five percent (85%) of the consolidated revenue of the Company. The loss of one or more of these customers in all likelihood would have a material adverse effect on the financial condition of the Company, at least on a short term basis.

The business or any of the segments of the business of the Company is not seasonal and the business or any of the segments of the business of the Company are not in any material way dependent upon any patents, trademarks, licenses, franchises or concessions.

         C.  INDUSTRY SEGMENTS

As of March 31, 1997, and for the eighteen (18) months then ended, and as of June 30, 1997, and the three(3) months then ended, the Company had the following revenues from the mail-order business and from the health products business (Nu-Wave):

                                      Revenues             Revenues
                                   March 31, 1997        June 30, 1997
                                    (18 months)            (3 months)
                                   --------------        -------------
Mail-Order Diabetic Products       $448,145              $393,448
Nu-Wave Health Products            $844,191              $ 36,599

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



As of June 30, 1997, the Company had firm orders which are expected to be completed within six (6) months of approximately $1,400,000. See "Part I, Item
2. Managment's Discussion and Analysis or Plan of Operations, A. Management's Discussion and Analysis".

         D.  EMPLOYEES

The Company has three (3) employees in connection with the mail-order diabetic operations, all of which are located in the Pittsburgh, Pennsylvania office, except for one (1) located in the Tampa, Florida office. Nu-Wave has twelve (11) employees and a consultant in connection with its health products operations, all of which are located in the Tampa, Florida office.

All employees and the consultant, including executive officers, except for Phillip J. Laird, are paid by Nu-Wave and deemed leased employees, pursuant to a Service Agreement by and between Nu-Wave and Nations Staffing, Inc. ("NSI"), with offices at 7557 Ulmerton Road, Suite D, Largo, Florida. Pursuant to this agreement, NSI pays all payroll and salaries of the employees and provides workers' compensation insurance and hospital and medical benefits. At the present time, neither the Company nor Nu-Wave has any profit sharing or pension plan or any other form of retirement plan for its employees, including executive officers. Mr. Laird, the Vice-President of the Mail-Order Diabetes Division of the Company is paid directly by the Company.

         E.  FUTURE PLANS

Management of the Company is considering the possibility of a merger between the Company and Nu-Wave, its wholly-owned subsidiary. Any such merger would be pursuant to a plan of merger adopted by the Boards of Directors of the Company and Nu-Wave, and approved by at least a majority of the shareholders of the Company. It is not anticipated that any such merger, if it occurs, would have any material effect on the operations or the management of the Company as it now exists.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

The following discussion and analysis and the selected financial data should be read in conjunction with the Company's consolidated financial statements and notes thereto which are attached hereto ("Financial Statements").

         A.  MANAGEMENT'S DISCUSSION AND ANALYSIS

         1.       COMPANY BUSINESS AND CHANGES

The Company currently is engaged in two lines of business, the mail order business of diabetic equipment and supplies and, through its wholly-owned subsidiary, the business of creating, manufacturing and packaging of non-prescription medications and health products. One of the original lines of business, the Pharmacy was sold in August, 1995, and Nu-Wave, the wholly-owned subsidiary of the Company, was acquired in September, 1995. See "Part I, Item 1. Business".

Thus, some of the financial information prior to September, 1995, reflected in the Financial Statements, although of historical significance, is not indicative of or relevant to the present operations of the Company.

         2.       LAST EIGHTEEN MONTHS OF OPERATIONS

In the eighteen (18) months ended March 31, 1997, there was no Pharmacy revenue and the mail-order diabetes supply business disrupted due to the moving of the main office of the Company to Florida. Also, since Nu-Wave, acquired by the Company in September, 1995, was only incorporated in may, 1995, it basically had no revenues during its first four (4) months of operations due to the setting up of equipment and other matters necessary to the start-up of manufacturing operations. Therefore, the majority of Nu-Wave's revenues reflected in the Financial Statements for the eighteen (18) months ended March 31, 1997, were generated during the last six (6) months of that period, i.e. from October 1, 1996 to March 31, 1997.

Nu-Wave has been profitable for the last three quarters of operation, from October 1, 1996 to June 30, 1997. During the three (3) quarters ended December 31, 1996, March 31, 1997, and June 30, 1997, respectively, the Company had consolidated revenue of $274,976, 450,961 and 430,047, respectively, and consolidated net income from operations of $23, 321, $40,439 and 25,971. During those same periods, however, cost of goods sold and expenses progressively increased.

Since October 1, 1996, the Company has increased the amount of its firm orders for its products. As of June 30, 1997, the Company had firm orders which are expected to be completed within six (6) months of approximately $1,400,000. See "B. Selected Financial Data" below for the approximate amount of firm orders as of the end of each of the first six (6) months of 1997.

The Company's firm orders are not consistent each month but somewhat cyclical in nature. The Company receives blanket orders for between 60,000 and 100,000 units every three (3) months. Once are supplied the Company receives another firm order and this occurs in cycles about every three (3) months. Similarly, there are three (3) specific clients that provide the Company with form orders every three (3) months.

Because of the change in the lines of business and nature of the operations of the Company, it is not meaningful to discuss any comparisons between the above results of operations and any results of operations prior to September 30, 1996. Despite the existence of the Company since 1992, stockholders of the Company should view the operations of the Company as start-up in nature, beginning October 1, 1996. Furthermore, the Company did have negative operating results prior to September 30, 1996, and, although, in the opinion of the management of the Company, the above data reflects positive information concerning the present operations of the Company, there can be

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



no assurance that the Company's results of operations will continue to the same extent or in the same manner as reflected above.

Below in "B, Selected Financial Data, there is set forth certain financial information reflecting the results of operations of the Company for the nine (9) months ended June 30, 1997.

         3.       LIQUIDITY AND CAPITAL RESOURCES

The Company historically has financed its operations primarily through the use of cash on hand, the sale of equity securities and loans to the Company from Manju Taneja. See "Part II, Item 4. Recent Sales of Unregistered Securities" and "Part I, Item 7. Certain Relationships and related Transactions".

Until the last quarter of 1996, the Company's operations since its inception resulted in negative cash flow. Since that time, cash flow has been positive. Although in the opinion of management of the Company, this positive trend will continue, there can be no assurance that the Company will generate sufficient cash flow from operations in the future or that sufficient capital will be available to meet its cash flow needs. Presently, the Company does not have an established line of credit

         B.  SELECTED FINANCIAL DATA

         1.       QUARTERLY DATA

The following table sets forth selected financial data showing the consolidated revenue, gross profit and net income, before taxes, for the last three (3) calendar quarters and is qualified by, and should be read in conjunction with, the more detailed Financial Statements and notes thereto included herein and the "Management's Discussion and Analysis or Plan of Operations" above.

                                Calendar Quarters Ending
                                ------------------------             Total
                                                                      for
                December 31, 1996   March 31, 1997  June 30, 1997   Nine Months
                -----------------   --------------  -------------   -----------
Revenue           $274,976           $450,961        $430,047       $1,155,984
Gross Profit*     $124,078           $167,555        $185,753       $  477,386
Net Income**      $ 23,321           $ 40,439        $ 25,971       $   89,731

 *    After deduction of costs of goods sold.
**    After deduction of all expenses.

      2.          MONTHLY DATA

The following table sets forth selected financial data showing the consolidated monthly revenue, gross profit and net income, before taxes, for the first six
(6) months of 1997, and the approximate
consolidated amount of the Company's firm orders as of the end of each of the first six (6) months of 1997, and is qualified by, and should be read in conjunction with, the more detailed Financial Statements and notes thereto included herein and the "Management's Discussion and Analysis or Plan of Operations" above.

                                                              1997
                                                              ----
                     January         February        March           April           May             June
                     -------         --------        -----           -----           ---             ----
Revenue             $170,772        $138,079       $142,110        $145,900        $151,843        $132,302
Gross Profit*       $ 62,465        $ 51,089       $ 54,001        $ 56,901        $ 50,108        $ 78,744
Net Income**        $ 15,314        $ 12,382       $ 12,743        $ 13,276        $ 10,629        $  2,066(1)

Firm Orders         $153,000        $354,000       $  2,000        $210,000        $ 57,000        $ 29,000

  *    After deduction of costs of goods sold.
**     After deduction of all expenses.
(1) In June, 1997, there were extraordinary expenses associated with the moving of the mail-order diabetes supply business and accounting and audit fees.

Although, in the opinion of the management of the Company, the above tables reflect positive information concerning the present operations of the Company, there can be no assurance that the Company's results of operations will continue to the same extent or in the same manner as reflected in the above tables.

ITEM 3.  DESCRIPTION OF PROPERTY

The Company or Nu-Wave do not own or hold any legal or equitable interest in any real estate. The Company rents its offices in Pittsburgh, Pennsylvania on a month-to-month basis and pays monthly rental of $400. The offices in Tampa, Florida are leased pursuant to a five-year lease that expires on October 11, 2000, subject to a right to renew for an additional term of five (5) years. The rental under the lease is $6,750 per month. As of march 31, 1997, Nu-Wave had furniture, equipment and leasehold improvements, net of depreciation, in the amount of $104,948.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         A. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information regarding the beneficial ownership of the common capital stock of the Company with respect to any person known by the Company to own beneficially more than 5% of the 2,400,000 shares of currently issued and outstanding common capital stock of the Company:

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


                         Name and Address                Shares Beneficially            Percent of
Title of Class           of Beneficial Owner                    Owned                      Class
--------------           -------------------             -------------------            ---------
Common                   Manju Taneja                         651,235 (1)                  27.13%
                         7270 Saw Grass Pt.
                         Drive, Pinellas Park,
                         Florida  33782

Common                   Dr. Kotha S. Sekharam                255,000 (2)                  10.63%
                         5905-A Hampton Oaks
                         Parkway, Tampa,
                         Florida   33610

(1) Ms. Taneja is the wife of Jugal K. Taneja, Chairman of the Board,
    Secretary and Director of the Company. If you combine the Taneja family stock, the total issued and outstanding common capital stock deemed to be beneficially controlled by Mr. Taneja would be 753, 285 shares, representing 31.39 % of the total issued and outstanding stock, which consists of 12,050 shares owned by Mr. Taneja, 10,000 shares owned by Mr. Taneja's children (over which he disclaims any ownership), 25,000 shares owned by First Delhi Trust (a trust for the benefit of Mr. Taneja's Children, 651,235 shares owned by Manju Taneja (over which he disclaims any ownership) and 55,000 shares owned by Bancapital Management Corporation, a corporation owned and controlled by Mr. Taneja.

(2) Dr. Sekharam also holds an option for 200,000 shares of common capital stock of the Company. See "C. Outstanding Options and Conversion Rights" below.

    B.  SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth certain information regarding the current beneficial ownership of the common capital stock of the Company with respect to each of the Company's and/or Nu-Wave's executive officers and directors and all executive officers and directors as a group:

                         Name and Address                 Shares Beneficially           Percent of
Title of Class           of Beneficial Owner              Owned or Controlled             Class
--------------           -------------------              -------------------           ----------

Common                   Jugal K. Taneja                      753,285 (1)                   31.39%
                         5905-A Hampton Oaks
                         Parkway, Tampa,
                         Florida   33610

Common                   Dr. Kotha S. Sekharam                255,000 (2)                   10.63%
                         5905-A Hampton Oaks
                         Parkway, Tampa,
                         Florida   33610

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

Common                   Martin A Traber                      30,000                          1.25%
                         Foley & Lardner
                         100 North Tampa St.
                         Tampa, Florida  33602

Common                   Directors and executive           1,018,285                         42.43%
                         officers as a group

(1) See Footnote 1 above in "A. Security Ownership of Certain Beneficial
Owners".

(2) See Footnote 2 above in "A. Security Ownership of Certain Beneficial
Owners".

Certain executive officers and directors of the Company and Nu-Wave are not presently beneficial owners but do hold options to purchase common capital stock of the Company. See "C. Outstanding Options and Conversion Rights" below.

See "C. Outstanding Options and Conversion Rights" below for the table that sets forth certain information regarding the beneficial ownership of the common capital stock of the Company with respect to each of the Company's and/or Nu-Wave's executive officers and directors and all executive officers and directors as a group in the event that and at such time as all options and rights of conversion are exercised.

         C.  OUTSTANDING OPTIONS AND CONVERSION RIGHTS.

As of the date hereof, there were outstanding the following options to purchase and conversion rights with respect to the common capital stock of the Company:

1. Remaining Stock Conversion Rights to 1,382,845 shares granted to Manju Taneja pursuant to the terms of the promissory notes representing the indebtedness of the Company to her. See "Part II, Item 4. Recent Sales of Unregistered Securities".

2. Stock option rights granted to Dr. Kotha S. Sekharam, in connection with his employment, whereby he is entitled to purchase 200,000 shares of common capital stock of the Company at an option price of $.20 per share to be exercised on or before December 31, 1997.

3. Stock option rights granted to Phillip J. Laird, in connection with his employment, whereby he is entitled to purchase 300,000 shares of common capital stock of the Company at an option price of $.20 per share if exercised with his first year of employment. To the extent not exercised during that period, Mr. Laird may purchase the remainder of such option shares for $.50 per share during his second year of employment.

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



4. Stock option rights granted to Stephen D. Kovalik, in connection with his employment, whereby he is entitled to purchase 50,000 shares of common capital stock of the Company at an option price of $.40 per share to be exercised on or before March 31, 1998.

5. Stock option rights granted to Mihir Taneja, in connection with his employment, whereby he is entitled to purchase 50,000 shares of common capital stock of the Company at an option price of $.40 per share to be exercised on or before March 31, 1998.

The following table that sets forth certain information regarding the beneficial ownership of the common capital stock of the Company with respect to each of the Company's and/or Nu-Wave's executive officers and directors and all executive officers and directors as a group in the event that and at such time as all options and rights of conversion are exercised:

                           Name and Address                    Shares Beneficially                Percent of
Title of Class             of Beneficial Owner                 Owned or Controlled (1)              Class
--------------             -------------------                ---------------------               ----------

Common                     Jugal K. Taneja                          2,081,130 (2)                    49.75%
                           5905-A Hampton Oaks
                           Parkway, Tampa,
                           Florida   33610

Common                     Dr. Kotha S. Sekharam                      455,000                        10.88%
                           5905-A Hampton Oaks
                           Parkway, Tampa,
                           Florida   33610

Common                     Martin A Traber                             30,000                         0.72%
                           Foley & Lardner
                           100 North Tampa St.
                           Tampa, Florida  33602

Common                     Phillip J. Laird                           300,000                         7.17%
                           5905-A Hampton Oaks
                           Parkway, Tampa,
                           Florida   33610

Common                     Mihir Taneja                                50,000                         1.20%
                           5905-A Hampton Oaks
                           Parkway, Tampa,
                           Florida   33610

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


Common                     Stephen D. Kovalik                            50,000                       1.20%
                           5905-A Hampton Oaks
                           Parkway, Tampa,
                           Florida   33610

Common                     Directors and executive                    2,946,130                      70.43%
                           officers as a group

(1) Assumes additional common capital stock of the Company is authorized and that the total issued and outstanding stock of the Company is 4,182,845 shares.

(2) Includes 12,050 shares owned by Mr. Taneja, 10,000 shares owned by Mr. Taneja's children (over which he disclaims any ownership), 25,000 shares owned by First Delhi Trust (a trust for the benefit of Mr. Taneja's Children, 2,034,080 shares owned by Manju Taneja (over which he disclaims any ownership) and 55,000 shares owned by Bancapital Management Corporation, a corporation owned and controlled by Mr. Taneja, but does not include the 50,000 shares owned by Mihir Taneja.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         A.  COMPANY

The following are the names and certain information regarding the Directors and Executive Officers of the Company:

         Name                               Age                        Title of Position
         ----                               ---                        -----------------
Jugal K. Taneja                             52                         Chairman of the
                                                                       Board, Secretary
                                                                       and Director

Dr. Kotha S. Sekharam                       35                         President, Treasurer
                                                                       and Director

Phillip J. Laird                            29                         Vice-President, Mail-Order
                                                                       Diabetes Supply Division

Martin A. Traber                            50                         Director

       B. NU-WAVE

The following are the names and certain information regarding the Directors and Executive Officers and key personnel of Nu-Wave, the wholly owned subsidiary of the Company:

         Name                               Age                        Title of Position
         ----                               ---                        -----------------
Jugal K. Taneja                              52                        Chairman of the
                                                                       Board, Secretary
                                                                       and Director

Dr. Kotha S. Sekharam                        47                        President, Treasurer
                                                                       and Director

Prahlad R. Joshi                             63                        Vice-President,
                                                                       Quality Assurance

Mihir Taneja                                 23                        Assistant Vice-President,
                                                                       Marketing

Stephen D. Kovalik                           32                        Operations Manager,
                                                                       Production

         C.  SUMMARY OF BACKGROUND AND EXPERIENCE
             OF EXECUTIVE OFFICERS AND KEY PERSONNEL

A summary of the background and experience of the executive officers and key personnel of the Company and Nu-Wave are as follows:

JUGAL K. TANEJA, has been Chairman of the Board, Chief Executive Officer and a Director of the Company since October, 1991 and has been Chairman of the Board, Secretary and a Director of Nu-Wave since September, 1995. Mr. Taneja also serves as a Director, Chief Executive Officer and Secretary of national Diagnostics, Inc. He is also a Director and Chief Executive Officer of DRx, Inc. Prior to his association with the Company, Mr. Taneja served as Senior Vice President of Union Commerce Bank and Huntington National Bank from 1979 to 1983.

DR. KOTHA S. SEKHAREM, has been the a Director, President and Treasurer of the Company and Nu-Wave since 1995. He earned a Ph.D degree in Food Science in 1981 from Central Food technological Research Institute, Mysore, India ( a United Nations University center). From 1981 to 1987, he was the founder and managing director of a food manufacturing business. From 1987 to 1992, Dr. Sekharam was a consultant to Kuwait based food manufacturing businesses. From January, 1992 to October, 1995, he was Director of Research and development for Energy Factors, Inc., manufacturers of health foods, herbal supplemental, over the counter and cosmetic products.

PHILLIP J. LAIRD, resides in the Pittsburgh, Pennsylvania area and has been Vice President of the Mail-Order Diabetes Supply Division of the Company since May, 1997. He received a B.S. degree in Business Administration from Robert morris College, Coraopolis, Pennsylvania in 1983.

From 1984 until may, 1994 he held a number of accounting and managerial positions. From May, 1994 until may, 1997, Mr. Laird was the Retail Area Sales Manager for FoxMeyer Drug Company, Washington Courthouse, Ohio, managing 250 retail pharmacies with four sales consultants.

PRAHLAD R. JOSHI, has been with Nu-Wave since 1995. He holds an M.B.A. degree form Indiana Northern University. From 1961 to 1995, Mr. Joshi was employed by American Cyananide Company in various locations as a Microbiologist, Process Engineer and Production Manager and Section Manager capacities. He is presently a consultant to Nu-Wave and acts as Vice President of Quality Assurance.

MIHIR TANEJA, holds a B.A. degree in finance and marketing from University of Miami. He is presently Vice President of marketing for Nu-Wave. Prior to that he was employed in various accounting and financial functions for NuMED Home Health Care, Inc., AT Broad & Co., and Bancapital Corp.

STEPHEN D. KOVALIK, attended Cuyahoga Community College and Anderson College and also received certified managerial training. He has been with Nu-Wave since 1995. Prior to that, beginning in April, 1994, Mr. Kovalik worked for Bancapital Corp. and the Company. From December, 1990 to April, 1994, he was in sales and service as a self-employed agent of New York Life Insurance Company.

MARTIN A. TRABER, is a partner in the Tampa, Florida office of Foley & Lardner, a national law firm. He has practiced in the areas of corporate finance and securities law for 24 years and is a director of numerous companies (including several in the medical technology field). Mr. Traber graduated magna cum laude in 1970 from Indiana University School of Law, where he was Associate Editor of the Law Review.

ITEM 6.  EXECUTIVE COMPENSATION

         A.  DIRECTORS

No director of the Company or Nu-Wave receives any compensation or other remuneration for serving as such director, except for the reimbursement of any out-of-pocket expenses, if any, incurred by any director in connection with attendance at a meeting of directors.

         B.  EXECUTIVE OFFICERS

The following table sets forth the names of the compensated executive officers and a description and amount of any and all compensation and remuneration received by them:

                             Compensation or Other Remuneration (1)
                             ----------------------------------

                                                        Other Compensation
         Name                Annual Salary               or Remuneration
         ----                -------------              ------------------
Jugal K. Taneja                 $75,000                    Performance Bonus (2)

Dr. Kotha S. Sekharam           $75,000                    Performance Bonus and
                                                           Eligible for Stock Options (3)

Phillip J. Laird                $45,000                    Performance Bonus and
                                                           Stock Options (4)

Prahlad R. Joshi                $25,000                    None

Mihir Taneja                    $40,000                    Stock Options (5)

Stephen D. Kovalik              $35,000                    Stock Options (6)

(1) All employees, including executive officers, except for Phillip J. Laird, are paid by Nu-Wave and deemed leased employees, pursuant to a Service Agreement by and between Nu-Wave and Nations Staffing, Inc. See "Part I, Item 1. Business, C. Employees". Mr. Laird is paid directly by the Company.

(2) Pursuant to an employment agreement, Mr. Taneja is entitled to a performance bonus based upon a percentage of net income, before taxes, and a percentage of annual revenues. See "Exhibit 9".

(3) Pursuant to an employment agreement, Dr. Sekharam is entitled to a performance bonus based upon a percentage of net income, before taxes, and a percentage of annual revenues. In addition, Dr. Sekharam was granted a stock option for a total of 200,00 shares of common capital stock of the Company. Also, Dr. Sekharam is eligible for stock options at such times and on such terms as determined by the Company's Board of Directors. See "Exhibit 8" and "Part I,
Item 4. Security Ownership of Certain Beneficial Owners and Management"

(4) Pursuant to an employment agreement, Mr. Laird is entitled to a performance bonus based on the average monthly gross sales of the Mail-Order Diabetes Supply Division over three months, but not to exceed 20% of the net operating profit of the division. In addition, Mr. Laird was granted a stock option for a total of 300,000 shares of common capital stock of the Company. See "Exhibit 10". and "Part I, Item 4. Security Ownership of Certain Beneficial Owners and Management".

(4) Mr. Mihir Taneja was granted a stock option for a total of 50,000 shares of common capital stock of the Company. See "Part I, Item 4. Security Ownership of Certain Beneficial Owners and Management".

(5) Mr. Kovalik was granted a stock option for a total of 50,000 shares of common capital stock of the Company. See "Part I, Item 4. Security Ownership of Certain Beneficial Owners and Management".

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company previously had a agreement with Bancapital Management Corporation, which is owned and controlled by Jugal Taneja, a director, officer and stockholder of the Company, to pay for accounting and management services. The Company paid approximately $34,000 for such services during the eighteen months ended march 31, 1997. This agreement was terminated effective May 13, 1996.

The Company had demand notes payable to Manju Taneja, the wife of Jugal Taneja, in the principal amount of $210,000, and interest at the prime rate (8.5% at March 31, 1997) payable quarterly. As of June 30, 1997, the amount due and owing on this indebtedness, including unpaid accrued interest, was $223,408. This indebtedness and unpaid accrued interest may be repaid in cash or, at the option of the holder, converted into common capital stock of the Company at a conversion price of $.10 per share. As of July 15, 1997, the Company issued 851,235 shares of the common capital stock of the Company to Manju Taneja (out of which 200,000 were sold to Dr. Sekharam- see below) in exchange for and as a conversion of $85,123.50 of the indebtedness of the Company to Manju Taneja in partial payment and satisfaction of the total amount of said indebtedness in the principal sum of $210,000, plus interest. It is the intent of Ms. Taneja and the Company to convert the remainder of the indebtedness, including unpaid accrued interest, into common capital stock of the Company later in 1997 ("Remaining Stock Conversion"), after additional shares of common capital stock are authorized by the Company pursuant to an amendment to its Articles of Incorporation. See "Part I, Item 8. Description of Securities". Ms. Taneja understands that there are insufficient unissued authorized shares to allow her Remaining Stock Conversion and has agreed with the Company that such Remaining Stock Conversion is amended and modified to the effect that it is not exercisable until and only to the extent additional shares of common capital stock of the Company are authorized.

As of July 15, 1997, out of the converted 851,235 shares referred to above, 200,000 shares were sold to Dr. Kotha S. Sekharam, the President and a director of both the Company and Nu-Wave, for $.10 per share.

As of July 15, 1997, the Company issued 100,000 shares of its common capital stock to the other four (4) shareholders of Nu-Wave in exchange for the 20 shares of common capital stock of Nu-Wave, which constituted the remaining 20% of the issued and outstanding common capital stock of Nu-Wave, resulting in the Company then owning 100% of Nu-Wave. Of these 100,000 exchange shares, 55,000 were issued to Dr. Kotha S. Sekharam, the President and a director of both the Company and Nu-Wave.

ITEM 8.  DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 3,000,000 shares of common stock, no par value. As of the date hereof, there were issued and outstanding 2,700,000 shares of common stock.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Cumulative voting in the election of directors is not permitted. Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor and not otherwise restricted. In the event of liquidation, dissolution or winding up of the Company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities. A holder of common stock has no conversion, preemptive or other rights to subscribe for additional shares or other securities, and there are no redemption or sinking fund provisions with respect to such shares. All issued and outstanding common stock are fully paid and nonassessable.

As of the date hereof, there are no outstanding warrants, options or other rights of purchase or conversion with respect to any of the common capital stock of the Company, except as set forth above under "Part I, Item 4. Security Ownership of Certain Beneficial Owners and Management".

There is currently no public trading market for the common stock of the Company.

It is anticipated that the Company will amend its Articles of Incorporation prior to the end of 1997, to increase its total authorized common capital stock to 10,000,000 shares, without par value.

                                     PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
         COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

There is currently no established trading market for the common capital stock of the Company. The Company has agreed to register the total authorized 3,000,000 shares of the common capital stock of the Company pursuant to the filing of this Form 10. The stock that could be sold consists of the total issued and outstanding shares of common capital stock of the Company in the amount of 2,400,000 shares and the amount of unissued authorized common capital stock of the Company that is subject to outstanding options in the amount of 600,000 shares. In addition, there are the Remaining Conversion Rights of Manju Taneja which will not be subject to sale until additional shares of common capital stock are authorized and appropriately registered. See "Part II, Item 4. Recent Sales of Unregistered Securities" and "Part I, Item 4. Security Ownership of Certain Beneficial Owners and Management".

ITEM 2.  LEGAL PROCEEDINGS

The Company or Nu-Wave is not a party to any material legal proceedings or any claims or investigations involving any governmental entities or agencies. Further, no director, executive officer, affiliate, or any beneficial owner of more than 5% of the common capital stock of the Company or Nu-Wave, or any associate of any such person, is a party to any proceeding adverse to the Company or Nu-Wave.

ITEM 3.  CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS AND FINANCIAL DISCLOSURE.

During the last two most recent fiscal years, the Company changed independent accountants engaged to audit the Company's financial statements, See"Financial Statements". The reason for the change was due solely to considerations of cost and location and was not because (I) the principal accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles or (ii) there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreements in connection with its report.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

In 1992 and 1993, the Company instituted an offering of 200,000 Units at $1.00 per Unit, each Unit consisting of one (1) share of common capital stock of the Company, together with common stock purchase warrants to purchase five (5) shares at an exercise price of $1.00 per share, increasing up to $2.50 per share over a specified period of time. This offering and the securities offered thereby were not registered under the Securities Act of 1933 ("Act"), as amended, and were offered and sold as an intra-state offering only to residents of the State of Ohio in reliance upon the exemption provided in Section 3(a)(11) of the Act and Rule 147 promulgated thereunder, and in compliance with applicable Ohio securities laws.

In July, 1995, the Company initiated a warrant call which required warrant holders to convert their outstanding warrants to common capital stock before October 16, 1995, at a ration of one share for each five warrants. As a result, 1,463,650 warrants were converted to 286,730 shares of common capital stock. This exchange offer was not registered under the Securities Act of 1933 ("Act"), as amended, and was offered and sold pursuant to Rule 504 of Regulation D under the Act, and in compliance with applicable Ohio securities laws.

There have been no recent sales of the common capital stock of the Company, other than the following sales, exchanges and conversions involving directors, officers or shareholders and related parties:

1. As of July 15, 1997, the Company issued 100,000 shares of its common capital stock to the other four (4) shareholders of Nu-Wave in exchange for the 20 shares of common capital stock of NuWave, which constituted the remaining 20% of the issued and outstanding common capital stock of Nu-Wave, resulting in the Company then owning 100% of Nu-Wave.

2. As of July 15, 1997, the Company issued 851,235 shares of the common capital stock of the Company to Manju Taneja in exchange for and as a conversion of $85,123.50 of the indebtedness of the Company to Manju Taneja in partial payment and satisfaction of the total amount of said indebtedness in the principal sum of $210,000, plus interest. Pursuant to the terms of the promissory notes, the principal amount of $210,000 and any unpaid accrued interest, at the option of the holder, may be converted into common capital stock of Company based on a price of $.10 per share ("Stock Conversion"). It is the intent of Manju Taneja and the Company to convert the remainder of the indebtedness, including unpaid accrued interest, into common capital stock of the Company later in 1997 ("Remaining Stock Conversion"), after additional shares of common capital stock are authorized by the Company pursuant to an amendment to its Articles of Incorporation. See "Part I, Item 8. Description of Registrant's Securities". Manju Taneja understands and has consented to the fact that there are insufficient unissued authorized shares to allow her Remaining Stock Conversion and has agreed with the Company that such Remaining Stock Conversion is amended and modified to the effect that it is not exercisable until and only to the extent additional shares of common capital stock of the Company are authorized.

3. As of July 15, 1997, out of the converted 851,235 shares referred to in No. 2 above, 200,000 shares were sold to Dr. Kotha S. Sekharam for $.10 per share.

The Company has granted certain stock options for the purchase of common capital stock of the Company in various amounts and for various option prices. See "Part I, Item 4. Security Ownership of Certain Beneficial Owners and Management".

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Articles of Incorporation and By-Laws provide and grant to any person who is or was a director or officer of the Company ("Qualified Indemnified Person"), and to their respective heirs, executors and administrators, rights of indemnification as provided for in the provisions of the Ohio General Corporation Law.

Therefore, and pursuant to the provisions of the Ohio General Corporation Law, a Qualified Indemnified Person generally is indemnified as to any action, suit, or proceeding, whether civil or criminal, against expenses, including attorney fees, judgments, fines and amounts paid in settlement, if such Qualified Indemnified Person acted in good faith and in a manner reasonably believed by him or her to be in or not opposed to the best interests of the Company.

The Company has been informed, however, that insofar as the above indemnification may be deemed to cover any liabilities under the Securities Act of 1933, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore unenforceable.

                                    PART F/S

Attached hereto and incorporated herein by reference are the following financial statements:

1. Balance Sheets for the two fiscal years ended September 30, 1994 and 1995, the related Statements of Operations for each of the two years in the period ended September 30, 1995, and the related Statements of Cash Flows for each of the two years in the period ended September 30, 1995, audited by Coopers & Lybrand LLP, independent auditors, as stated in their report appearing therein.

                                                                    Page 23


2. Consolidated Balance Sheet for the eighteen months ended March 31, 1997, the related Consolidated Statements of Operations for the eighteen months in the period ended March 31, 1997, the related Consolidated Statement of Shareholders' Deficit for the eighteen months in the period ended March 31, 1997, and the related Consolidated Statements of Cash Flows for the eighteen months in the period ended March 31, 1997, audited by Kirkland, Brakeman, Russ, Murphy & Tapp, independent auditors, as stated in their report appearing therein.

                                                                    Page 32


3. Consolidated Balance Sheet for the three months ended June 30, 1997, and the related Consolidated Statement of Income for the three month in the period ended June 30, 1997, which has not been audited or reviewed, but has compiled by Kirkland, Brakeman, Russ, Murphy & Tapp, independent certified public accountants.

                                                                    Page 45

                                    PART III

ITEM 1.  INDEX TO EXHIBITS.

The following is the Index to the Exhibits:

         Exhibit                                                                                        Page
         -------                                                                                        ----

         3.1  (i)         Copy of the Articles of Incorporation of Direct Rx,
                          Inc. in the State of Ohio ...............................................      51

         3.1 (ii)         Copy of the By-Laws of Direct Rx, Inc. as duly
                          adopted by its Board of Directors ......................................       54

         3.2  (i)         Copy of the Articles of Incorporation of Nu-Wave
                          Health Products, Inc. in the State of Florida ..........................       61

         3.2 (ii)         Copy of the By-Laws of Nu-Wave Health Products, Inc.
                          as duly adopted by its Board of Directors ..............................       66

        10.1              Copy of the Employment Agreement dated July 15, 1997,
                          by and between Dr. Kotha S. Sekharam and Direct Rx, Inc.................       72

        10.2              Copy of the Employment Agreement dated July 15, 1997,
                          by and between Jugal K. Taneja and Direct Rx, Inc. .....................       78

        10.3              Copy of the Employment Agreement dated May 2, 1997, by
                          and between Phillip J. Laird and Direct Rx, Inc. .......................       84


ITEM 2.  DESCRIPTION OF EXHIBITS.

The following is a brief description of each of the Exhibits:

         Exhibit          Description
         -------          -----------
         3.1  (i)         Copy of the Articles of Incorporation of Direct Rx,
                          Inc. in the State of Ohio
         3.1 (ii)         Copy of the By-Laws of Direct Rx, Inc. as duly
                          adopted by its Board of Directors
         3.2  (i)         Copy of the Articles of Incorporation of Nu-Wave
                          Health Products, Inc. in the State of Florida
         3.2 (ii)         Copy of the By-Laws of Nu-Wave Health Products, Inc.
                          as duly adopted by its Board of Directors
        10.1              Copy of the Employment Agreement dated July 15, 1997,
                          by and between Dr. Kotha S. Sekharam and Direct Rx,
                          Inc.
        10.2              Copy of the Employment Agreement dated July 15, 1997,
                          by and between Jugal K. Taneja and Direct Rx, Inc.
        10.3              Copy of the Employment Agreement dated May 2, 1997, by
                          and between Phillip J. Laird and Direct Rx, Inc.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on behalf of the undersigned, thereto duly authorized.

                               DIRECT Rx, INC.
--------------------------------------------------------------------------------
                                 (Registrant)

Date      August 18, 1997
    ----------------------------------------------------------

By       Kotha S. Sekharam /s/
    ----------------------------------------------------------------------------
         President

[COOPERS & LYBRAND LETTERHEAD]


REPORT OF INDEPENDENT ACCOUNTANTS



To the Shareholders and Board of Directors of Direct Rx, Inc.


We have audited the accompanying balance sheet of Direct Rx, Inc. as of September 30, 1995, and the related statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Direct Rx, Inc. for the year ended September 30, 1994, were audited by other auditors, whose report dated March 10, 1995, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1995 financial statements referred to above present fairly, in all material respects, the financial position of Direct Rx, Inc. as of September 30, 1995, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.


                                                    /s/  COOPERS & LYBRAND LLP



Cleveland, Ohio
December 21, 1995

BALANCE SHEETS
September 30, 1995 and 1994


                                          ASSETS                                                     1995              1994
                                                                                                   ---------         ---------
 Current assets:
    Cash                                                                                           $ 109,658         $ 205,983
    Accounts receivable, net of allowance for uncollectible accounts of $3,293 in
        1995 and $3,000 in 1994                                                                       38,498            54,817
    Inventory                                                                                        140,961           165,392
    Prepaid expenses                                                                                                     5,929
                                                                                                   ---------         ---------

                   Total current assets                                                              289,117           432,121

 Furniture, equipment and leasehold improvements, net                                                 44,517            58,245
 Intangible assets, net                                                                               54,814            81,344
 Other non-current assets                                                                              6,650             6,650
                                                                                                   ---------         ---------

                   Total assets                                                                    $ 395,098         $ 578,360
                                                                                                   =========         =========

                               LIABILITIES AND SHAREHOLDERS' EQUITY

 Current liabilities:
    Accounts payable and accrued expenses                                                          $ 109,896         $  70,455
    Current portion of long-term debt                                                                                    7,202
                                                                                                   ---------         ---------
                   Total current liabilities                                                         109,896            77,657

Shareholders' equity:
    Common stock, stated value, 3,000,000 shares authorized, 962,035 shares
        issued and outstanding in 1995 (971,035 in 1994)                                                 500               500
    Additional paid-in capital                                                                       792,177           816,757
    Accumulated deficit                                                                             (507,475)         (316,554)
                                                                                                   ---------         ---------
                                                                                                     285,202           500,703
                                                                                                   ---------         ---------
                   Total liabilities and shareholders' equity                                      $ 395,098         $ 578,360
                                                                                                   =========         =========

The accompanying notes are an integral part of these financial statements.

DIRECT RX, INC.                                                               2

STATEMENTS OF OPERATIONS
for the years ended September 30, 1995 and 1994


                                                                                           1995                    1994
                                                                                        ----------             -----------
Revenues:
  Pharmacy                                                                              $  938,669             $ 1,134,801
  Diabetes supplies                                                                        361,421                 505,532
  Other                                                                                     56,576                  41,693
                                                                                        ----------             -----------

      Total revenues                                                                     1,356,666               1,682,026

Cost of goods sold                                                                       1,067,508               1,384,440
                                                                                        ----------             -----------

      Gross profit                                                                         289,158                 297,586

General and administrative expenses
  Salaries and benefits                                                                    171,726                 197,581
  Occupancy                                                                                 57,875                  58,790
  Advertising                                                                                6,007                  36,930
  Professional fees                                                                        105,307                  69,784
  Telephone                                                                                  9,106                  16,164
  Office                                                                                     3,650                   9,940
  Directors' fees                                                                            2,500                   2,500
  Computer services                                                                          6,899                   2,992
  State taxes                                                                                1,784                   2,478
  Bad debt expense                                                                             293                   4,548
  Other expenses                                                                            19,641                  20,468
                                                                                        ----------             -----------

      Total general and administrative                                                     384,788                 422,175
                                                                                        ----------             -----------

                                                                                           (95,630)               (124,589)
  Other income (expense):
  Interest income                                                                            1,593                   7,654
  Interest expense                                                                            (126)                   (890)
  Amortization and depreciation                                                            (40,258)                (40,260)
  Provision for loss on sale of pharmacy                                                   (56,500)
                                                                                        ----------             -----------
                                                                                           (95,291)                (33,496)
                                                                                        ----------             -----------
      Net loss                                                                          $ (190,921)            $  (158,085)
                                                                                        ==========             ===========

 The accompanying notes are an integral part of these financial statements.

DIRECT RX, INC.                                                                3

STATEMENTS OF SHAREHOLDERS' EQUITY
for the years ended September 30, 1995 and 1994



                                            COMMON STOCK        ADDITIONAL                                    TOTAL
                                        -------------------      PAID-IN          ACCUMULATED              SHAREHOLDERS'
                                         SHARES     DOLLARS      CAPITAL            DEFICIT                   EQUITY
                                        --------    -------     ----------        -----------              ------------

Balance at October 1, 1993               949,685     $ 500      $ 794,257         $ (158,469)                $  636,288

    Shares issued                         30,350                   31,500                                        31,500
    Shares retired                        (9,000)                  (9,000)                                       (9,000)
    Net loss                                                                        (158,085)                  (158,085)
                                        --------     -----      ---------         ----------                 ----------

Balance at September 30, 1994            971,035       500        816,757           (316,554)                   500,703
    Shares retired                        (9,000)                  (9,000)                                       (9,000)
    Offering expenses                                             (15,580)                                      (15,580)
    Net loss                                                                        (190,921)                  (190,921)
                                        --------     -----      ---------         ----------                 ----------

Balance at September 30, 1995            962,035     $ 500      $ 792,177         $ (507,475)                $  285,202
                                        ========     =====      =========         ==========                 ==========

The accompanying notes are an integral part of these financial statements.

DIRECT RX, INC.                                                                4

STATEMENTS OF CASH FLOWS
for the years ended September 30, 1995 and 1994


                                                                                                    1995                 1994
                                                                                                 ----------           ----------
 Cash flows from operating activities:
    Net loss                                                                                     $ (190,921)          $ (158,085)
    Adjustment to reconcile net loss to cash used by operating activities:
       Depreciation and amortization                                                                 40,258               40,260
       Provision for loss on sale of pharmacy                                                        56,500
       Changes in operating assets and liabilities:
            Accounts receivable                                                                      16,319                9,851
            Inventory                                                                                24,431               67,708
            Prepaid expenses                                                                          5,929               68,882
            Accounts payable and accrued expenses                                                   (17,059)              35,311
                                                                                                 ----------           ----------

                  Net cash used in operations                                                       (64,543)              (6,695)

Cash flows from investing activities:
  Decrease in certificate of deposit                                                                                     125,000
                                                                                                 ----------           ----------
                  Net cash provided by investing activities                                                              125,000

Cash flows from financing activities:
  Proceeds from issuance of common stock                                                                                  31,500
  Payments on retirement of common stock                                                             (9,000)              (9,000)
  Payments for offering expenses                                                                    (15,580)
  Payments on short-term borrowings                                                                                       (6,708)
  Principal payments on debt                                                                         (7,202)             (10,740)
                                                                                                 ----------           ----------

                  Net cash (used in) provided by financing activities                               (31,782)               5,052
                                                                                                 ----------           ----------

Net (decrease) increase in cash                                                                     (96,325)             123,357
Cash at beginning of year                                                                           205,983               82,626
                                                                                                 ----------           ----------

Cash at end of year                                                                              $  109,658           $  205,983
                                                                                                 ==========           ==========

Supplemental cash flow information:
    Cash paid during the year for interest                                                       $      126           $      890
                                                                                                 ==========           ==========

The accompanying notes are an integral part of these financial statements.





DIRECT RX, INC.                                                                5

NOTES TO FINANCIAL STATEMENTS

1. SUMARY OF SIGNIFICANT ACCOUNTING POLICIES: Business Activity:
   Direct Rx, Inc. (the "Company") provides prescription and non-prescription medications through the mail and through a retail pharmacy.

   INVENTORY: Inventory is stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

   FURNITURE AND EQUIPMENT:
   Furniture and equipment are recorded at cost. Depreciation expense is computed using the straight-line basis over the estimated useful lives of the assets which range from three to ten years.

   INTANGIBLE ASSETS: Leasehold improvements are amortized over 20 years using the straight-line basis. The cost of the customer list is amortized using the straight-line basis over five years. Covenants not to compete are amortized using the straight-line basis over the five-year terms of the agreements. Organization costs represent the legal and other costs incurred when organizing the Company. The costs are being amortized using the straight-line basis over five years.

   REVENUES: The Company recognizes
   revenue at the point of sale or at the time of shipment of its product for mail-order sales. The Company has arrangements with certain third-party payors under which the amounts billed at the point of sale are at amounts less than established charges. Revenues are reported net of contractual discounts. The Revenues earned from third-party payors for the years ended September 30, 1995 and 1994 were approximately $432,832 and $597,000, respectively. As of September 30, 1995 and 1994, accounts receivable from such third parties were approximately $25,122 and $37,000, respectively.

   RECLASSIFICATION: Certain items in the 1994 financial statements have been reclassified to conform to the 1995 presentation.

2. FURNITURE AND EQUIPMENT:
   At September 30, 1995 and 1994, furniture and equipment consist of the following:

                                                       1995               1994
                                                     --------           --------
         Furniture and fixtures                      $ 11,331           $ 11,331
         Computer equipment and software               40,381             40,381
         Leasehold improvements                        28,738             28,738
                                                     --------           --------
                                                       80,450             80,450
         Less accumulated depreciation                 35,933             22,205
                                                     --------           --------
                                                     $ 44,517           $ 58,245
                                                     ========           ========


DIRECT RX, INC.                                                                6

3. INTANGIBLE ASSETS:

   At September 30, 1995 and 1994, intangible assets consist of the following:


                                                  1995             1994
                                                --------         --------
          Customer list                         $ 71,189         $ 71,189
          Covenants not to compete                31,881           31,881
          Organization costs                      28,955           28,955
                                                --------         --------
                                                 132,025          132,025
          Less accumulated amortization           77,211           50,681
                                                --------         --------

                                                $ 54,814         $ 81,344
                                                ========         ========

4. OPERATING LIASE:

   The Company has an operating lease for office space that expires in 1998 with options to renew for three additional five-year periods. Future minimum lease payments as of September 30, 1995 are as follows:


                  YEARS ENDING SEPTEMBER 30:
                           1996                     $ 39,894
                           1997                       39,894
                           1998                       33,245
                                                    --------

              Total minimum lease payments          $113,033
                                                    ========

   Rent expense for the operating lease was $45,600 and $44,559 for the years ended September 30, 1995 and 1994, respectively.

5. SHAREHOLDERS' EQUITY:

   The Company's initial stock offering in fiscal 1992 consisted of 100,000 shares of common stock at $.25 per share with ten warrants attached to each share. The warrants were immediately detachable from the common shares and are exercisable by the holders thereof as described below.

   Also during fiscal 1992, the Company issued 200,000 units (each unit consisting of one share of common stock and five warrants to purchase additional shares of common stock) pursuant to an intrastate offering. The warrants were immediately detachable from the common shares and are exercisable by the holders thereof anytime prior to the earlier of 60 days after the warrants are called by the Company or June 30, 1996 unless extended by the Company.




DIRECT RX, INC.                                                                7

   As of September 30, 1995, the Company has 1,334,950 warrants outstanding and exercise prices for the warrants are $2.25 per warrant until December 31, 1995 and $2.50 per warrant until June 30, 1996.

   During fiscal 1995, 9,000 shares were retired at $1.00 per share in connection with a consulting agreement with a former officer of the Company. During fiscal 1994, the Company issued a share of common stock for each of 12,350 warrants exercised at $1.25. In addition, 18,000 and 9,000 shares were issued and retired, respectively, during fiscal 1994 at $1.00 per share in connection with a consulting agreement with a former officer of the Company.

   During fiscal 1993, the Board of Directors authorized a stock option plan by reserving 100,000 shares of common stock for selected employees and directors. As of September 30, 1995, no options have been granted under the plan.

   On July 17, 1995, the Company executed an exchange offering which entitled each shareholder to exchange all shares of common stock currently owned for an equal number of newly issued shares of common stock. The purpose of the exchange offering was to ensure that the outstanding shares of the Company's common stock are freely transferable without restriction under the Securities Act of 1933, as amended. In addition, the Company initiated a warrant call which required warrant holders to convert their outstanding warrants to common stock at a ratio of 5 to 1 before October 16, 1995. Subsequent to September 30, 1995, 1,274,750 warrants were converted to 254,950 shares of common stock.

   During August 1995, the Board of Directors approved an agreement which allows the President of Direct Rx, Inc. the option to purchase 10% of the stock of the Company at book value.

6. RELATED PARTIES:

   The Company has an agreement with Bancapital Corporation, which is owned and controlled by a stockholder of Direct Rx, Inc., to pay a fee for accounting and management services. The agreement is automatically extended unless canceled. The Company paid approximately $57,100 and $14,000 in fiscal 1995 and 1994, respectively, for such services.

   The Company paid $20,630 and $19,486 in fiscal years 1995 and 1994, respectively, to NuMED Surgical, Inc. (NuMED), a related company, for services performed by its president. The president of NuMED was also the president of Direct Rx, Inc. through April 1, 1995.

   The Company also has a consulting agreement with the previous president of Direct Rx, Inc. The agreement was executed on March 1, 1994 and expired on March 31, 1995. The Company has paid $18,000 in fiscal years 1995 and 1994, respectively, for these consulting services.

   The Company had an agreement with Bancapital Management Corporation, which is owned and controlled by a stockholder of Direct Rx, Inc., to pay a fee relating to the processing of payroll. The Company paid approximately $900 and $1,200 in fiscal years 1995 and 1994, respectively, for such services.



DIRECT RX, INC.                                                                8

7. INCOME TAXES:

   The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

   Direct Rx, Inc. has available approximately $440,780 of net operating loss carryforwards for income tax reporting purposes, which expire in various years through 2009. As of September 30, 1995, deferred tax assets of approximately $205,190 relating to the Company's net operating loss carryforwards and the provision for loss on sale of pharmacy were fully offset by a valuation allowance as, in management's opinion, there is sufficient doubt about the ultimate realization of the deferred tax assets.


8. DISCONTINUED OPERATIONS:

   On November 29, 1995, the Company sold the net assets of its retail pharmacy, Vern's Pharmacy, for $20,000 plus the cost of inventory of approximately $90,400. The net assets of the pharmacy were sold at a loss of approximately $56,500 and is reflected as a provision for loss on sale in the Statement of Operations for the year ended September 30, 1995.

   Vern's Pharmacy is the primary segment of the Company's operations. Revenues of Vern's Pharmacy represented approximately 70% and 67% of total revenues for fiscal 1995 and 1994, respectively. As a result, revenues, cost of goods sold, and general and administrative expenses for Vern's Pharmacy have not been presented as discontinued operations in the Statement of Operations for fiscal 1995 and 1994.

   The mail order diabetes supply segment of the Company which generated revenues of $361,421 and $505,532 for fiscal 1995 and 1994, respectively, will continue to be operated by the Company with the business acquired on October 2, 1995 (see Note 9).


9. SUBSEQUENT EVENTS:

   On September 15, 1995, the Company purchased an 80 percent interest in NuWave Health Products, Inc. ("NuWave") for $8. On October 2, 1995, NuWave purchased certain assets of Ayur, Inc. for $32,700. Shareholders of Ayur, Inc. are also non-controlling shareholders of NuWave. This transaction will be accounted for using the purchase method of accounting.

   During February 1996, the Chairman and President of the Company agreed to provide loans to the Company in an initial amount of $150,000. The loans will be evidenced by convertible subordinated notes ("notes") which will bear interest quarterly at prime. The notes and accrued interest will be repaid in cash or at the holders opinion converted into common stock at $.10 per share.


DIRECT RX, INC.                                                                9

[LOGO] KIRKLAND, BRAKEMAN, RUSS, MURPHY & TAPP
CERTIFIED PUBLIC ACCOUNTANTS

13577 Feather Sound Drive, Suite 400
Clearwater, Florida 34622-5539
(813) 572-1400 Fax (813) 571-1933


                          INDEPENDENT AUDITORS' REPORT


To the Shareholders and
  Board of Directors
Direct Rx, Inc.:

We have audited the accompanying consolidated balance sheet of Direct Rx, Inc. and subsidiary as of March 31, 1997 and the related consolidated statements of operations, shareholders' deficit, and cash flows for the eighteen months then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Direct Rx, Inc. and subsidiary as of March 31, 1997 and the results of its consolidated operations and its consolidated cash flows for the eighteen months then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The supplemental information included in Schedules 1 and 2 is presented for the purpose of additional analysis of the consolidated financial statements rather than to present the financial position, results of operations and cash flows of the individual companies. The supplemental information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.


/s/ Kirkland, Brakeman, Russ, Murphy & Tapp


May 23, 199

                        DIRECT Rx, INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEET

                                MARCH 31, 1997

                                    ASSETS


Current assets:
   Cash                                                                   $  36,581
   Accounts receivable, net of allowance for uncollectible
    accounts of $19,000                                                     117,768
   Inventory, net of reserve for obsolescence of $3,000                     124,678
   Prepaid expenses                                                          15,428
                                                                          ---------
                    Total current assets                                    294,455

   Furniture, equipment and leasehold improvements, net                     104,948
   Intangible assets, net                                                    12,021
   Other assets                                                              12,287
                                                                          ---------
                                                                          $ 423,711
                                                                          =========

               LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities:
   Accounts payable and accrued expenses                                    239,106
   Shareholder loan                                                         190,000
   Acquisition note payable                                                   5,633
   Unearned revenue                                                          32,189
                                                                          ---------

                       Total liabilities                                    466,928
                                                                          ---------
Shareholders' deficit:
   Common stock, stated value, 3,000,000 shares authorized,
    1,248,765 shares issued and outstanding                                     500
   Additional paid-in capital                                               792,177
   Accumulated deficit                                                     (835,894)
                                                                          ---------
                       Net shareholders' deficit                            (43,217)
                                                                          ---------
                                                                          $ 423,711
                                                                          =========



See accompanying notes to financial statements.

                        DIRECT Rx, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF OPERATIONS

                 FOR THE EIGHTEEN MONTHS ENDED MARCH 31, 1997



Revenues:
  Diabetic supplies                                                       $ 442,021
  Manufacturing                                                             829,152
                                                                          ---------

                       Total revenues                                     1,271,173

Cost of goods sold:
  Diabetic supplies                                                         402,021
  Manufacturing                                                             468,846
                                                                          ---------

                        Total of cost of goods sold                         870,867
                                                                          ---------

                        Gross profit                                        400,306

General and administrative expenses                                         669,296
                                                                          ---------

                        Operating loss                                     (268,990)

Other income (expense):
  Management fees                                                           (34,057)
  Interest                                                                  (14,267)
  Other income and expenses, net                                            (11,105)
                                                                          ---------
                                                                            (59,429)
                                                                          ---------
                        Net loss                                          $(328,419)
                                                                          =========


See accompanying notes to financial statements.

                         DIRECT RX, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENT OF SHAREHOLDERS' DEFICIT

                    FOR THE EIGHTEEN MONTHS ENDED MARCH 31, 1997

                                         COMMON STOCK        ADDITIONAL                            NET
                                   -----------------------    PAID-IN          ACCMULATED     SHAREHOLDERS'
                                     SHARES        DOLLARS    CAPITAL           DEFICIT         DEFICIT
                                   ---------       -------   ----------        --------       ------------
Balances at September 30, 1995       962,035        $500      792,177          (507,475)        285,202

Warrant conversion                   286,730          --           --                --              --

Net loss                                  --          --           --          (328,419)       (328,419)
                                   ---------        ----      -------          --------         -------

Balances at March 31, 1997         1,248,765        $500      792,177          (835,894)        (43,217)
                                   =========        ====      =======          ========         =======







See accompanying notes to financial statements.

                        DIRECT Rx, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENT OF CASH FLOWS

                 FOR THE EIGHTEEN MONTHS ENDED MARCH 31, 1997

Cash flows used in operating activities:
  Net loss                                                                               $(328,419)
  Adjustment to reconcile net loss to net cash used by operating activities:
    Depreciation and amortization                                                           34,446
    Provision for bad debt                                                                  19,000
    Loss on disposal of assets                                                               2,399
    Loss on sale of pharmacy                                                                12,481
    Changes in operating assets and liabilities:
       Accounts receivable                                                                 (98,269)
       Inventory                                                                           (67,822)
       Prepaid expenses                                                                    (15,428)
       Accounts payable and accrued expenses                                               191,159
       Unearned revenue                                                                     32,188
                                                                                         ---------
                   Net cash used by operating activities                                  (218,265)
                                                                                         ---------
Cash flows from investing activities:
  Increase in deposits                                                                     (12,287)
  Proceeds from sale of pharmacy                                                           111,334
  Proceeds from sale of equipment                                                            2,000
  Purchases of property and equipment                                                     (118,792)
  Acquisition of Ayur, Inc.                                                                (16,700)
                                                                                         ---------
                   Net cash used by investing activities                                   (34,445)
                                                                                         ---------

Cash flows from financing activities:
  Proceeds from shareholder loan                                                           190,000
  Principal payments on borrowing                                                          (10,367)
                                                                                         ---------
                   Net cash provided by financing activities                               179,633
                                                                                         ---------

Net decrease in cash                                                                       (73,077)

Cash at beginning of year                                                                  109,658
                                                                                         ---------

Cash at end of year                                                                      $  36,581
                                                                                         =========

Supplemental cash flow information:
  Cash paid during the year for interest                                                 $   3,921
                                                                                         =========

Supplemental schedule of non-cash financing activities:
  Borrowing on purchase of Ayur, Inc.                                                    $  16,000
                                                                                         =========


See accompanying notes to financial statements.

                         DIRECT Rx, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 MARCH 31, 1997

(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      Business Activity

                  Direct Rx, Inc. and its eighty percent-owned subsidiary, Nu-Wave Health Products, Inc. (Company) sell diabetic supplies through the mail to customers located throughout the United States and manufacturer and package non-prescription medications on a contractual basis for customers located primarily in Florida.

         (b)      Basis of Presentation

                  The consolidated financial statements include the accounts of Direct Rx, Inc. and its 80% owned subsidiary, Nu-Wave Health Products, Inc. Significant intercompany balances and transactions have been eliminated in consolidation.

         (c)      Management Estimates

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at March 31, 1997 and revenues and expenses for the eighteen months then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

         (d)      Inventory

                  Inventory is stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

         (e)      Furniture, Equipment and Leasehold Improvements

                  Furniture, equipment and leasehold improvements are recorded at cost. Depreciation expense is computed using the straight-line basis over the estimated useful lives of the furniture and equipment, which range from five to seven years. Leasehold improvements are depreciated over the life of the lease.

         (f)      Intangible Assets

                  Covenants not to compete are amortized using the straight-line basis over the five year term of the agreements. Organization costs represent legal and other costs incurred when organizing the Company. The costs are being amortized using the straight-line basis over five years.


                                                                    (continued)

                        DIRECT Rx, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         (g)      Concentration of Credit Risk

                  Three customers represent approximately eighty-five percent of consolidated revenue.

(2)      FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

         At March 31, 1997, furniture, equipment and leasehold improvements consist of the following:

         Machinery and equipment                                            $107,814
         Furniture and fixtures                                                2,798
         Office equipment                                                      9,849
         Leasehold improvements                                                4,304
                                                                            --------
                                                                             124,765
         Less accumulated depreciation and amortization                      (19,817)
                                                                            --------

                                                                            $104,948
                                                                            ========

(3)      INTANGIBLE ASSETS

         At March 31, 1997, intangible assets consist of the following:

         Covenants not to compete                                           $ 16,726
         Organization costs                                                    5,391
                                                                            --------
                                                                              22,117

         Less accumulated amortization                                       (10,096)
                                                                            --------
                                                                            $ 12,021
                                                                            ========


(4)      RELATED PARTY TRANSACTIONS

         The Company has terminated an agreement with Bancapital Management Corporation effective May 13, 1996, which was owned and controlled by a stockholder of Direct Rx, Inc., to pay a fee for accounting and management services. The Company paid approximately $34,000 for such services during the eighteen months ended March 31, 1997.

         The Company has demand notes payable to the spouse of the Chairman of the Company totaling $190,000, which may be increased as determined by the Board of Directors. The notes bear interest at the prime rate (8.5% at March 31, 1997) which is payable quarterly. The notes and unpaid accrued interest may be repaid in cash or at the holder's option, converted into common stock at $.10 per share.



                                                                    (continued)

                         DIRECT Rx, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(5)      ACQUISITION FROM AYUR, INC.

         On October 2, 1995, the Company acquired the assets of Ayur, Inc., a non-prescription health product manufacturer, for $32,700 ($16,700 cash; $16,000 note). The purchase price was allocated as follows:

               Inventory                $  6,929
               Fixed assets                9,045
               Non-compete agreements     16,726
                                        --------

                                        $ 32,700
                                        ========

         In connection with the purchase, the Company entered into an unsecured loan from Ayur, Inc. for $16,000. The loan bears interest at 7.5% with principal payments monthly until maturity in May 1997.

(6)      INCOME TAXES

         The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

         At March 31, 1997, Direct Rx, Inc. has deferred tax assets of approximately $440,000, relating primarily to net operating loss carryforwards for income tax reporting purposes, which expire in various years through 2009. These deferred income tax assets were fully offset by a valuation allowance as, in management's opinion, there is sufficient doubt about the ultimate realization of the deferred tax assets.

(7)      COMMITMENTS

         The Company has an operating lease for office space that expires in November 2000, with the option to extend the lease for five years. Future minimum lease payments as of March 31, 1997 are as follows:

          Year Ending March 31:
          --------------------
          1998                          $  57,587
          1999                             57,587
          2000                             38,392
                                        ---------

          Total minimum lease payments  $ 153,566
                                        =========



                                                                    (continued)

                        DIRECT Rx, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The monthly rent payments on real property also include payments for common area maintenance and real estate taxes.

         Rent expense for the operating lease was $121,548 for the eighteen months ended March 31, 1997.

(8)      SHAREHOLDERS' EQUITY

         The Company initiated a warrant call which required warrant holders to convert their outstanding warrants to common stock at a ratio of one common share for five warrants before October 16, 1995. As a result, 1,463,650 warrants were converted to 286,730 shares of common stock.

         During fiscal 1993, the Board of Directors authorized a stock option plan by reserving 100,000 shares of common stock for selected employees and directors. As of March 31, 1997, no options have been granted under the plan.

                                                       SCHEDULE 1

                     DIRECT Rx INC. AND SUBSIDIARY

               CONSOLIDATING SCHEDULE - BALANCE SHEET INFORMATION

                                 MARCH 31, 1997

                                     ASSETS

                                                   NU-WAVE                         CONSOLIDATED
                                               HEALTH PRODUCTS,                   DIRECT Rx, INC.
                                   DIRECT Rx        INC.         ELIMINATIONS     AND SUBSIDIARY
                                   ---------   ---------------   ------------    ----------------
Current assets:
  Cash                            $   4,685         31,896                --            36,581
  Accounts receivable, net            3,084        114,684                --           117,768
  Investment in affiliate          (115,826)            --           115,826                --
  Due from affiliate                188,572             --          (188,572)               --
  Inventory, net                     16,632        108,046                --           124,678
  Prepaid expenses                       --         15,428                --            15,428
                                 ---------        --------          --------          --------
    Total current assets             97,147        270,054           (72,746)          294,455

Furniture, equipment and
  leasehold improvements, net            --        104,948                --           104,948
Intangible assets, net                  452         11,569                --            12,021
Other assets                             --         12,287                --            12,287
                                  ---------      --------           --------          --------
                                  $  97,599        398,858           (72,746)          423,711
                                  =========      =========          ========          ========

                     LIABILITIES AND SHAREHOLDERS' DEFICIT





                                                   NU-WAVE                         CONSOLIDATED
                                               HEALTH PRODUCTS,                   DIRECT Rx, INC.
                                   DIRECT Rx        INC.         ELIMINATIONS     AND SUBSIDIARY
                                   ---------   ---------------   ------------    ----------------
Current liabilities:
  Accounts payable and
   accrued expenses               $  40,816       198,290                 --           239,106
  Shareholders loan                 100,000        90,000                 --           190,000
  Acquisition note payable               --         5,633                 --             5,633
  Due to affiliate                       --       188,572           (188,572)               --
  Unearned revenue                       --        32 189                 --            32,189
                                  ---------      --------           --------          --------
  Total liabilities                 140,816       514,684           (188,572)          466,928
                                  ---------      --------           --------          --------
Shareholders' deficit:
  Common stock                          500          0.80              (0.80)              500
  Additional paid-in capital        792,177          7.20              (7.20)          792,177
  Accumulated deficit              (835,894)     (115,834)           115,834          (835,894)
                                  ---------      --------           --------          --------
    Net shareholders' deficit       (43,217)     (115,826)           115,826           (43,217)
                                  ---------      --------           --------          --------
                                  $  97,599       398,858            (72,746)          423,711
                                  =========      ========           ========          ========



See accompanying independent auditors' report.

                                                                     SCHEDULE 2

                        DIRECT Rx, INC. AND SUBSIDIARY

               CONSOLIDATING SCHEDULE - STATEMENT OF OPERATIONS

                     EIGHTEEN MONTHS ENDED MARCH 31, 1997

                                                    NU-WAVE                          CONSOLIDATED
                                                HEALTH PRODUCTS,                    DIRECT Rx, INC.
                               DIRECT Rx              INC.       ELIMINATIONS       AND SUBSIDIARY
                               ---------        ---------------  ------------       --------------
Revenue                        $ 442,021          829,152             --             1,271,173

Cost of sales                    402,021          468,846             --               870,867
                               ---------         --------             --            ----------

        Gross profit              40,000          360,306             --               400,306


General and administrative
  expenses:
    Advertising                    2,316            3,185             --                 5,501
    Amortization                   7,916            5,157             --                13,073
    Bank charges                   1,805              595             --                 2,400
    Bad debt                       1,000           18,000             --                19,000
    Credit card                   12,584               --             --                12,584
    Depreciation                   1,078           20,295             --                21,373
    Insurance                        638           50,514             --                51,152
    Occupancy                         --          121,548             --               121,548
    Payroll                       50,088          206,395             --               256,483
    Taxes                          7,642           17,094             --                24,736
    Repairs and maintenance           --            2,711             --                 2,711
    Telephone                      8,658           14,122             --                22,780
    Professional fees             22,046           23,433             --                45,479
    Travel                            93           11,405             --                11,498
    Utilities                      3,295            9,252             --                12,547
    Penalties                         --            3,655             --                 3,655
    Office                         1,728            6,253             --                 7,981
    Commissions                       --            3,200             --                 3,200
    Temporary labor                1,315            6,496             --                 7,811
    Postage                        3,370            1,530             --                 4,900
    Printing and reproduction      1,378            2,839             --                 4,217
    Automobile                        --            5,095             --                 5,095
    Miscellaneous                  6,816            2,756             --                 9,572
                               ---------         --------             --            ----------


        Total general and
         administrative
         expenses                133,766          535,530             --               669,296
                               ---------         --------             --            ----------

        Operating loss           (93,766)        (175,224)            --              (268,990)




                                                                    (continued)

                         DIRECT Rx, INC. AND SUBSIDIARY

         CONSOLIDATING SCHEDULE - STATEMENT OF OPERATIONS - CONTINUED

                                                  NU-WAVE                          CONSOLIDATED
                                               HEALTH PRODUCTS,                  DIRECT Rx, INC.
                              DIRECT Rx              INC.        ELIMINATIONS     AND SUBSIDIARY
                              ---------        ---------------   ------------    ---------------
Other income (expenses):
    Management income                --            63,300          (63,300)                --
    Management fees             (97,357)               --           63,300            (34,057)
    Interest                     (7,484)           (6,783)              --            (14,267)
    Other income and
     expenses, net              (13,978)            2,873               --            (11,105)
                              ---------          --------          -------           --------
                               (118,819)           59,390               --            (59,429)
                              ---------          --------          -------           --------
Equity loss in subsidiary       115,834                --          115,834
                              ---------          --------          -------           --------
    Net loss                  $(328,419)         (115,834)         115,834           (328,419)
                              =========          ========          =======           ========





See accompanying independent auditors' report.

                        DIRECT RX, INC. AND SUBSIDIARY
                        -------------------------------




                             FINANCIAL STATEMENTS
                     FOR THE MONTH AND THREE MONTHS ENDED
                                JUNE 30, 1997

                        DIRECT RX, INC. AND SUBSIDIARY

                        CONSOLIDATED INCOME STATEMENT
                   FOR THE THREE MONTHS ENDED JUNE 30, 1997


                                                    NU-WAVE HEALTH
                                   DIRECT RX, INC.   PRODUCTS, INC.   ELIMINATIONS   CONSOLIDATED
                                   ---------------   ---------------  ------------   -------------
REVENUES
 Diabetic Supplies Sale            $        38,599   $             -   $             $      36,599
 Discounts                                  (8,894)                -                        (8,894)
 Manufactured Product Sales                      -           392,888                       392,888
 Freight and Other Sales                       972               562                         1,534
                                   ---------------    --------------                 -------------
      Total Revenues                        28,677           393,448                       422,125
                                                                                                 0
COST OF GOODS SOLD                          19,314           206,606                       225,920
                                   ---------------     -------------                 -------------
GROSS PROFIT                                 9,363           186,842                       196,205

GENERAL AND ADMINISTRATIVE
EXPENSE:
 Accounting Fees                                 -             8,000                         8,000
 Advertising                                    48                 -                            48
 Amortization Expense                           90               836                           926
 Auto Expense                                    -               125                           125
 Bank Charges                                  592               160                           752
 Consulting Fees                                 -             8,888                         6,686
 Depreciation Expense                            -             4,611                         4,811
 Insurance                                   1,203            24,476                        25,679
 Interest Expense                                -                 -                             0
 Legal Fees                                      -             6,146                         6,146
 Mail Order                                 10,643                 -                        10,643
 Miscellaneous Expense                           -                18                            18
 Office Expense                              2,146             4,502                         6,648
 Outside Services                                -               152                           152
 Payroll Tax Expense                           180                 -                           180
 Postage                                       229               357                           586
 Rent                                            -            21,351                        21,351
 Repairs & Maintenance                           -             1,797                         1,797
 Salaries                                    7,070            65,715                        72,785
 Telephone                                     259             2,038                         2,297
 Travel & Entertainment                        253             1,551                         1,804
 Utilities                                       -             2,492                         2,492
                                    --------------   ---------------                 -------------
       Total G & A Expense                  22,713           151,013                       173,728
                                    --------------   ---------------                 -------------
NET OPERATING INCOME                       (13,350)           35,829                        22,479

OTHER INCOME (Expense)
 Management Income                               -             3,500       (3,500)               0
 Other Income (expense)                      2,020             1,508        3,500            7,028
 Interest Expense                           (3,536)                -                        (3,536)
                                   ---------------   ---------------                 -------------
       Total Other Inc. (Exp)               (1,516)            5,008                         3,492
                                   ---------------   ---------------                 -------------
NET INCOME (LOSS)                  $       (14,866)  $        40,837  $              $      25,971
                                   ===============   ===============                 =============


                        UNAUDITED - INTERNAL USE ONLY

                        DIRECT RX, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEET
                             AS OF JUNE 30, 1997

                                                                 NU-WAVE HEALTH
                                         DIRECT RX, INC.         PRODUCTS, INC.          ELIMINATIONS            CONSOLIDATED
                                         ---------------         --------------          ------------            ------------
ASSETS
  CURRENT ASSETS

    Cash                                 $        22,027         $        5,371          $                       $     27,398
    Accounts Receivable                            8,093                120,770                                       128,863
    Receivable from Nu-Wave                      269,108                      -              (269,108)                      0
    Allowance for Bad Debts                       (1,000)               (18,000)                                      (19,000)
    Prepaid Insurance                                  -                  8,337                                         6,337
    Prepaid Rent                                       -                  8,784                                         6,764
    Inventory:                                                                                                              0
         Diabetes Supplies                        24,271                      -                                        24,271
         Finished Product                              -                 30,690                                        30,690
         Packaging material                            -                 42,817                                        42,817
         Raw Material                                  -                 52,031                                        52,031
         Allowance for Obsolesence                (2,993)                     -                                        (2,993)
                                         ---------------         --------------                                  ------------
         Total Inventory                          21,278                125,538                                       146,816
                                         ---------------         --------------                                  ------------
         Total Current Assets                    319,506                246,780                                       297,178
                                                                                                                            0
FIXED ASSETS                                                                                                                0
    Furniture and Fixtures                             -                  2,798                                         2,798
    Leasehold Improvements                             -                 10,445                                        10,445
    machinery and Equipment                            -                118,946                                       118,946
    Office Equipment                                   -                  4,827                                         4,827
    Accumulated Deprecitation                          -                (24,430)                                      (24,430)
                                         ---------------         --------------                                  ------------
         Total Fixed Assets                            0                112,586                                       112,586

OTHER ASSETS
    Deposits                                           -                 12,287                                        12,287
    Investment in Nu-Wave                              8                      -                    (8)                      0
    Non-Compete Agreements                             -                 16,726                                        16,726
    Organizational Costs                           5,391                      -                                         5,391
    Accumulated Amortization                      (5,208)                (5,993)                                      (11,201)
                                         ---------------         --------------                                  ------------
         Total Other Assets                          191                 23,020                                        23,203
                                         ---------------         --------------                                  ------------
         TOTAL ASSETS                            319,697         $      382,386          $                       $    432,967
                                         ===============         ==============                                  ============

                         UNAUDITED - INTERNAL USE ONLY

                        DIRECT RX, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEET
                             AS OF JUNE 30, 1997

                                                                 NU-WAVE HEALTH
                                         DIRECT RX, INC.         PRODUCTS, INC.          ELIMINATIONS            CONSOLIDATED
                                         ---------------         --------------          ------------            ------------
LIABILITIES
  CURRENT LIABILITIES
    Accounts Payable                              25,220         $      134,093          $  (269,108)            $    159,313
    Payable to Direct RX                               -                269,108                                             0
    Taxes Payable                                  2,805                      -                                         2,605
    Lease Payable - Forklift                           -                  8,708                                         8,708
    Premuim Financing Payable                          -                  3,211                                         3,211
    Rent Payable                                       -                  5,648                                         5,648
    Interest Payable                               4,383                      -                                         4,383
    Customer Deposits                                  -                 18,569                                        18,569
    Accrued Vacation Pay                               -                  3,000                                         3,000
    Note Payable - Taneja                        223,408                      -                                       223,406
                                         ---------------         --------------                                  ------------
                                                 255,616                442,337                                       428,845
EQUITY
    Common Stock                                     500                      1                   (1)                     500
    Paid in Capital                              792,177                      7                   (7)                 792,177
    Retained Earnings                           (713,730)              (100,796)                                     (814,526)
    Current Income (Loss)                        (14,866)                40,837                                        25,971
                                         ---------------         --------------                                  ------------
         Total Equity                             64,081                (59,951)                                        4,122
                                         ---------------         --------------                                  ------------
         TOTAL LIABILITY
         AND EQUITY                      $       319,697         $      382,386          $                       $    432,967
                                         ===============         ==============                                  ============

                         UNAUDITED - INTERNAL USE ONLY

                        NU WAVE HEALTH PRODUCTS, INC.

                               INCOME STATEMENT
              FOR THE MONTH AND THREE MONTHS ENDED JUNE 30, 1997

                                                                      YEAR TO DATE
                                        JUNE 30                    APRIL 1 THRU JUNE 30
                                        -------                    --------------------

Revenues
  Manufactured Product Sale         $    95,212                    $            393,886
  Freight and Other Sales                   293                                     562
                                    -----------                    --------------------
      Total Revenues                     95,505                                 393,448

Cost of Goods Sold                       48,997                                 206,606
                                    -----------                    --------------------
Gross Profit                             46,508                                 186,842

General and Administrative
Expense:

  Accounting Fees                            --                                   8,000
  Amortization Expense                      279                                     836
  Auto Expense                               --                                     125
  Bank Charges                               25                                     160
  Consulting Fees                         5,304                                   6,686
  Depreciation Expense                    1,537                                   4,611
  Insurance                              11,010                                  24,476
  Interest Expense                           96                                      --
  Legal Fees                              2,961                                   6,146
  Miscellaneous Expense                     339                                      18
  Office Expense                          2,025                                   4,502
  Outside Services                           85                                     152
  Postage                                   142                                     357
  Rent                                    6,799                                  21,351
  Repairs & Maintenance                     450                                   1,797
  Salaries                               19,786                                  65,715
  Telephone                                 607                                   2,038
  Travel & Entertainment                    177                                   1,551
  Utilities                               1,059                                   2,492
                                    -----------                    --------------------
      Total G & A Expense                52,681                                 151,013
                                    -----------                    --------------------
Net Operating income                     (6,173)                                 35,829

Other Income (Expense)

  Management Income                          --                                   3,500
  Other Income                               --                                   1,508
  Interest Expense                           --                                      --
                                    -----------                    --------------------
      Total Other Inc. (Exp.)                 0                                   5,008
                                    -----------                    --------------------
Net Income (Loss)                   $    (6,173)                   $             40,837
                                    ===========                    ====================

                        UNAUDITED - INTERNAL USE ONLY

                               DIRECT RX, INC.

                               INCOME STATEMENT
              FOR THE MONTH AND THREE MONTHS ENDED JUNE 30, 1997

                                                                         YEAR TO DATE
                                                JUNE 30, 1997        APRIL 1 THRU JUNE 30
                                                -------------        --------------------
 REVENUES
  Diabetic Supplies Sales                       $      20,992         $           36,599
  Discounts                                             1,552                     (8,894)
  Manufactured Product Sales                                -                          -
  Freight and Other Sales                                 445                        972
                                                -------------         ------------------
    Total Revenues                                     22,989                     28,677

COST OF GOODS SOLD                                     21,909                     19,314
                                                -------------         ------------------
GROSS PROFIT                                            1,080                      9,363

GENERAL AND ADMINISTRATIVE
EXPENSE:
  Accounting Fees                                           -                          -
  Advertising                                              48                         48
  Amortization Expense                                     90                         90
  Auto Expense                                              -                          -
  Bank Charges                                            592                        592
  Consulting Fees                                           -                          -
  Depreciation Expense                                      -                          -
  Insurance                                             1,203                      1,203
  Interest Expense                                          -                          -
  Legal Fees                                                -                          -
  Mail Order                                                                      10,643
  Miscellaneous Expense                                     -                          -
  Office Expense                                        1,837                      2,146
  Outside Services                                          -                          -
  Payroll Tax Expense                                     145                        180
  Postage                                                 229                        229
  Rent                                                      -                          -
  Repairs & Maintenance                                     -                          -
  Salaries                                              5,382                      7,070
  Telephone                                               259                        259
  Travel & Entertainment                                  253                        253
  Utilities                                                 -                          -
                                                -------------         ------------------
    Total G & A Expense                                10,038                     22,713
                                                -------------         ------------------
NET OPERATING INCOME                                   (8,958)                   (13,350)

OTHER INCOME (EXPENSE)

  Management Income                                         -                          -
  Other Income                                          1,920                      2,020
  Interest Expense                                     (1,451)                    (3,536)
                                                -------------         ------------------
    Total Other Inc. (Exp.)                               469                     (1,516)
                                                -------------         ------------------
NET INCOME (LOSS)                               $      (8,489)        $          (14,866)
                                                =============         ==================

                         UNAUDITED - INTERNAL USE ONLY